FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2007
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 14, 2007 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: February 14, 2007

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Iveco and Tata Motors explore strategic alliance opportunities

TORINO, MUMBAI, February 14, 2007: Iveco, a company of Fiat Group, and Tata Motors announced today the signing of a Memorandum of Understanding (MoU) to analyse the feasibility of cooperation, across markets, in the area of Commercial Vehicles. The MoU would encompass a number of potential developments in engineering, manufacturing, sourcing and distribution of products, aggregates and components.

Shortly after the MoU signature, Iveco and Tata Motors will set up a joint Steering Committee to determine the feasibility of cooperation, both in the short and over the long term. When found feasible, the two companies will enter into definitive agreements in the course of the coming months.

Shortly after the MoU signature, Iveco and Tata Motors will set up a joint Steering Committee to determine the feasibility of cooperation, both in the short and over the long term. When found feasible, the two companies will enter into definitive agreements in the course of the coming months.

In a statement Mr. Paolo Monferino, CEO of Iveco, said "The possible strategic cooperative agreement with Tata Motors represents a new step in our strategy leveraging on excellent partnerships of Fiat Group across the automotive value chain. We are devoting great efforts and resources to explore this cooperation opportunity, on our way to change and expand Iveco in the next years."

The Managing Director of Tata Motors, Mr. Ravi Kant, said, "We are truly excited about the potential of the opportunities this cooperation offers, complementing each other's strengths in products and across markets."

About Iveco

Iveco designs, manufactures, and markets a broad range of light, medium and heavy commercial vehicles, off-road trucks, city and intercity buses and coaches as well as special vehicles for applications such as fire fighting, off-road missions, defence and civil protection.

Iveco employs 24,500 people and runs 27 production units in 16 countries in the world using excellent technologies developed in 5 research centres. Besides Europe, the company operates in China, Russia, Turkey, Australia, Argentina, Brazil, and South Africa. More than 4,600 service outlets in over 100 countries guarantee technical support wherever in the world an Iveco vehicle is at work.

About Tata Motors

Tata Motors is India's largest automobile company, with revenues of US$ 5.5 billion in 2005-06. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger vehicles. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. Tata Motors and Fiat Auto have announced the formation of an industrial joint venture in India to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Tata Motors already distributes Fiat-branded cars in India. The company's international footprint include Tata Daewoo Commercial Vehicle Co. Ltd. in South Korea; Hispano Carrocera, a bus and coach manufacturer of Spain in which the company has a 21% stake; a joint venture with Marcopolo, the Brazil-based body-builder of buses and coaches; and a joint venture with Thonburi Automotive Assembly Plant Company of Thailand to manufacture and market pickup vehicles in Thailand. Tata Motors has research centres in India, the UK, and in its subsidiary and associate companies in South Korea and Spain.

www.tatamotors.com

For more information, please contact:

On Tata Motors

Debasis Ray
Head-Corporate Communications
Tata Motors Limited
Tel: +91 22 6665 7209
Email: debasis.ray@tatamotors.com

Suresh Rangarajan
Vaishnavi Corporate Communications
Tel: +91 98216 11560
Email: suresh@vccpl.com

On Iveco

Marius D'lima
Head-Corporate Communications
Fiat India Pvt. Ltd.
Tel: +91 98201 29889
Email: marius.d'lima@fiat.com

Maurizio Pignata
Email:Maurizio.Pignata@iveco.com

Suhas Pandit
Perfect Relations
Tel : +91 98205 20582
Email: spandit@perfectrelations.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements". All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.